Exhibit 99.66

Execution Copy

SHARE PURCHASE AGREEMENT

AMONG:

TRANSFERT PLUS, L.P.

AND

ALIGO INNOVATION, L.P.

AND

BORHANE ANNABI

AND

RICHARD BÉLIVEAU

AND

CYNDIA CHARFI

AND

JEAN-CHRISTOPHE CURRIE

AND

ALAIN LAROCQUE

AND

MICHEL DEMEULE

AND

SOPHIE KOZELKO

AND

THERATECHNOLOGIES INC.

DATED AS OF FEBRUARY 25, 2019

THIS SHARE PURCHASE AGREEMENT is made as of the 25th day of February, 2019

AMONG:

TRANSFERT PLUS, L.P., a limited partnership created under the Civil Code of Québec having a place of business at 355 Peel Street, Suite 503, Montréal, Québec, H3C 2G9, herein acting through its general partner, Aligo Innovation, limited partnership, herein acting through its general partner, Aligo Corporation Inc.;

(“TP”)

AND:

ALIGO INNOVATION, L.P., a limited partnership created under the Civil Code of Québec having a place of business at 355 Peel Street, Suite 503, Montreal, Québec, H3C 2G9, herein acting through its general partner, Aligo Corporation Inc.;

(“Aligo”)

AND:	BORHANE ANNABI, [REDACTED: ADDRESS];

(“BA”)

AND:	RICHARD BÉLIVEAU, [REDACTED: ADDRESS];

(“RB”)

AND:	CYNDIA CHARFI, [REDACTED: ADDRESS];

(“CC”)

AND:	JEAN-CHRISTOPHE CURRIE, [REDACTED: ADDRESS];

(“JCC”)

AND:	ALAIN LAROCQUE, [REDACTED: ADDRESS];

(“AL”)

AND:	MICHEL DEMEULE, [REDACTED: ADDRESS];

(“MD”)

AND:	SOPHIE KOZELKO, [REDACTED: ADDRESS];

(“SK”)

(TP, Aligo, BA, RB, CC, JCC, AL, MD, and SK are collectively referred to as the “Vendors”)

AND	THERATECHNOLOGIES INC., a corporation duly constituted under the laws of Québec, having a place of business at 2015 Peel Street, Suite 500, Montreal, Québec, H3A 1T8;

(the “Purchaser”)

AND TO WHICH INTERVENES:	KATANA BIOPHARMA INC., a corporation duly constituted under the laws of Canada, having a place of business at 1000 de La Gauchetière West, Suite 2100, Montréal, Québec, H3B 4W5;

(the “Corporation”)

WHEREAS the Corporation carries on the business of researching and developing peptides and peptide-drug conjugates for the treatment of cancer through receptor-mediated chemotherapy (the “Business”);

WHEREAS the Vendors are the owners, beneficially and of record, of all the issued shares in the share capital of the Corporation;

WHEREAS the Purchaser desires to purchase, and the Vendors desire to sell, all of the issued and outstanding shares in the share capital of the Corporation, the whole subject to the terms and conditions hereinafter set forth;

WHEREAS the Founding Vendors acknowledge that they subscribe to the restrictive covenants of Section 3.5 provided for in this Agreement for the sole consideration of the advantages obtained under the Share Purchase Agreement, and not owing to any potential employment relationship that might be created between the Corporation and any one of the Founding Vendors;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Agreement or in its Schedules shall have the meaning ascribed to them in Exhibit A, unless otherwise expressly stated herein.

1.2	Articles, Sections and Headings

The division of this Agreement into Articles, Sections, Exhibits and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Exhibit, Schedule or other portion hereof. References herein to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement or of the Exhibits and Schedules hereto unless otherwise expressly stated herein.

1.3	Extended Meanings

In this Agreement, words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be made to ASPE, applicable as at the date on which such calculation or action is made or taken or required to be made or taken in accordance with ASPE.

1.5	Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

1.6	Calculation of Time

1.6.1	Time. Time is of the essence of this Agreement.

1.6.2

Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6.3

Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

1.6.4	Time of Day. All references to times of the day are to the times of the day in Montreal, Québec.

1.7	Exhibits and Schedules

The following Exhibits and Schedules attached hereto are incorporated by reference and deemed to be part hereof:

Exhibit

A	Definitions

Schedules

1.1.87	Third Party Consents
2.1	Vendors, Purchased Shares and Portion of Purchase Price
3.1	Representations and Warranties of Vendors
3.1.6	Capitalization
3.1.13	Permits
3.1.15	Absence of Certain Changes or Events
3.1.16	Contracts
3.1.17	Major Suppliers
3.1.22	Grant and Subsidies
3.1.23	Bank Accounts and Related Power of Attorney
3.1.28	Books and Records
3.1.30	Tax Matters
3.1.31	Related Party Transactions
3.1.35	Intellectual Property Rights
3.2	Representations and Warranties of Purchaser
6.9	Addresses for Notices

1.8	Solidary Obligations

All Vendors Fundamental Representations shall be solidary representations of the Founding Vendors.

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale of Purchased Shares

Upon and subject to the terms and conditions hereof, the Vendors hereby sell to the Purchaser, and the Purchaser hereby purchases from the Vendors all of the issued and outstanding common shares of the Corporation (the “Purchased Shares”); such shares and each Vendor thereof are set forth in Schedule 2.1 hereto.

2.2	Purchase Price

Subject to the adjustments provided in Section 2.4 and in Section 2.5, the purchase price of the Purchased Shares shall be equal to eight million one hundred thousand dollars ($ 8,100,000) (as so adjusted, the “Purchase Price”) and shall be allocated amongst the Vendors in accordance with Schedule 2.1 hereto.

2.3	Payment of Purchase Price

The Purchase Price shall be paid in cash and through the issuance of common shares of the capital of Purchaser (the “Consideration Shares”) and shall be satisfied as follows:

2.3.1

First Tranche. The Purchaser shall pay to the Vendors at the Closing, by wire transfer of immediately available funds to the accounts specified by the Vendors to the Purchaser no later than on the date of Closing, an amount equal to three million one hundred thousand dollars ($3,100,000) (the “First Tranche Cash Portion”), less the value of the First Tranche Equity Portion, allocated amongst the Vendors in accordance with their respective Designated Percentages. The Purchaser shall also issue to each of the Vendors 100 Consideration Shares of its capital at the Closing (the “First Tranche Equity Portion” and, together with the First Tranche Cash Portion, the “First Tranche”). The Parties agree that the value of the First Tranche Equity Portion has been determined by multiplying: (i) 100 by (ii) the price per Consideration Share determined based on the volume-weighted average trading price of Purchaser’s common shares on the TSX for the five (5) Business Days immediately preceding the Closing.

2.3.2

Second Tranche. The Purchaser shall pay to the Vendors on the date the First Development Milestone is met the amount of two million dollars ($2,000,000) (the “Second Tranche”). This amount shall be paid through the issuance of such number of Consideration Shares determined by dividing: (i) the Second Tranche by (ii) the price per Consideration Share determined based on the volume-weighted average trading price of Purchaser’s common shares on the TSX for the five (5) Business Days immediately preceding the date on which the First Development Milestone is met; all Consideration Shares to be allocated amongst the Vendors in accordance with their respective Designated Percentages.

2.3.3

Third Tranche. The Purchaser shall pay to the Vendors on the date the Second Development Milestone is met the amount of three million dollars ($3,000,000) (the “Third Tranche”). This amount shall be paid through the issuance of such number of Consideration Shares determined by dividing: (i) the Third Tranche by (ii) the price per Consideration Share determined based on the volume-weighted average trading price of Purchaser’s common shares on the TSX for the five (5) Business Days immediately preceding the date on which the Second Development Milestone is met; all Consideration Shares to be allocated amongst the Vendors in accordance with their respective Designated Percentages.

2.4	SynergiQC Subsidy Adjustments

2.4.1

In the event the SynergiQc Subsidy is not confirmed to be available at the Closing, or if confirmed to be available, the terms and conditions of the SynergiQc Subsidy related to intellectual property rights are not at the entire satisfaction of Purchaser, the Purchase Price shall be satisfied in accordance with the terms and conditions of Section 2.3 but shall be reduced to six million nine hundred thousand dollars ($6,900,000) and only the First Tranche and the Third Tranche shall be adjusted as follows :

(a)

First Tranche: The First Tranche Cash Portion shall be reduced to an amount equal to two million six hundred thousand dollars ($2,600,000), less the value of the First Tranche Equity Portion, and shall be allocated amongst the Vendors in accordance with their respective Designated Percentages. The Parties agree that the First Tranche Equity Portion has been determined by multiplying: (i) 100 by (ii) the price per Consideration Share determined pursuant to the terms and conditions of Section 2.3.1.

(b)	Third Tranche: The Third Tranche shall be reduced to an amount equal to two million three hundred thousand dollars ($2,300,000) (the “Adjusted Third Tranche”).

2.4.2

In the event the SynergiQc Subsidy is confirmed to be available after the Closing and the terms and conditions of the SynergiQc Subsidy related to intellectual property rights are at the entire satisfaction of Purchaser, the Purchase Price shall be adjusted upward by the amount of the SynergiQc Subsidy, and shall be payable as follows:

(a)

the First Tranche Cash Portion shall be increased by an amount, not exceeding five hundred thousand dollars ($500,000), equal to result of (A x B/C), where A is equal to five hundred thousand dollars ($500,000), B is equal to the amount of the SynergiQc Subsidy and C is equal to the amount of one million two hundred thousand dollars ($1,200,000) and shall be allocated amongst the Vendors in accordance with their respective Designated Percentages, and shall be payable in cash within forty-five (45) days after Purchaser has received notice of confirmation of grant of the SynergiQc Subsidy and has declared itself satisfied with all of the terms and conditions related thereto;

(b)

the Adjusted Third Tranche shall be increased by all of the unpaid SynergiQc Subsidy, if any, not exceeding seven hundred thousand dollars ($700,000), equal to result of (A x B/C), where A is equal to seven hundred thousand dollars ($700,000), B is equal to the amount of the SynergiQc Subsidy and C is equal to the amount of one million two hundred thousand dollars ($1,200,000) and the number of Consideration Shares to be issued shall be determined by dividing: (i) the sum of the Adjusted Third Tranche and all of the unpaid amounts of the SynergiQc Subsidy by (ii) the price per Consideration Share determined pursuant to the terms and conditions of Section 2.3.1. The Consideration Shares shall be issued at the time of payment of the Second Development Milestone and shall be allocated to the Vendors in accordance with their respective Designated Percentages.

For greater certainty, if the amount of the SynergiQc Subsidy equals one million dollars ($1,000,000), the First Tranche Cash Portion shall be equal to $416,666 and the Adjusted Third Tranche shall be increased by five hundred eighty-three thousand three hundred and thirty-four dollars ($583,334).

2.5	Purchase Price Adjustment at Closing

2.5.1

The Purchase Price shall be adjusted downward at the Closing, on a dollar-for-dollar basis, by the amount of the Closing Indebtedness up to an amount of $100,000 and the payment of the First Tranche Cash Portion in accordance with Section 2.3 or Section 2.4, as the case may be, shall be adjusted downward at the Closing, on a dollar-for-dollar basis, by the amount of such reduction, corresponding to the Closing Indebtedness up to an amount of $100,000.

2.5.2

In the event that the First Development Milestone is not met, the amount of the Second Tranche will be reduced to $0 and the Purchase Price will be reduced by an amount of two million dollars ($2,000,000) and no Consideration Shares will be issued to the Vendors in satisfaction of the Second Tranche.

2.5.3

In the event that the Second Development Milestone is not met, the amount of the Third Tranche will be reduced to $0 and the Purchase Price will be reduced by an amount of three million dollars ($3,000,000), or to a lower amount pursuant to the adjustments set forth in Section 2.4, and no Consideration Shares will be issued to the Vendors in satisfaction of the Third Tranche.

2.6	Financial Statements

At the Closing, the Corporation shall deliver to the Purchaser (i) the Financial Statements prepared in accordance with ASPE, and (ii) the list and address of all creditors comprising the Closing Indebtedness based on such Financial Statements. The Purchaser and the Vendors shall be permitted access to the review engagement report and related working papers of the Accountants in respect of the Financial Statements in accordance with customary protocols regarding such access.

2.7	Consideration Shares

In connection with the issuance of the Consideration Shares, each Vendor acknowledges and agrees, as to himself, herself or itself only, that:

(a)

The Consideration Shares will be issued pursuant to an exemption under applicable Canadian securities legislation and will not be qualified by any prospectus or registration statement in any jurisdiction;

(b)	No securities regulatory authority has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Consideration Shares;

(c)

The Consideration Shares will be subject to restrictions on resale and the Consideration Shares issued to each Vendor (and any share certificate requested by a Vendor) will bear restrictive legends to that effect;

(d)

The Purchaser’s common shares are not listed on any stock exchange other than the TSX, and there is currently no market, nor any plan to develop any market, through which the Consideration Shares may be sold other than in Canada;

(e)

He, she or it has not asked for, and has not been provided with, any offering memorandum or other disclosure document in respect of the Consideration Shares, other than documents that are publicly-available and may be accessed on the SEDAR Website at www.sedar.com;

(f)

He, she or it has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Consideration Shares, and he, she or it is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Consideration Shares; and

(g)	Purchaser does not make any representation or warranty, express or implied, of any nature whatsoever with respect to it and the Consideration Shares, except as expressly set forth in this agreement.

2.8	Holding Periods

Except with respect to the Consideration Shares issued as part of the First Tranche Equity Portion, each of the Vendors hereby agrees that he, she or it will not, directly or indirectly, in any manner whatsoever, for a period commencing on the date of issuance of the Consideration Shares pursuant to Section 2.3 or Section 2.4, as the case may be, and continuing for a period of four (4) months thereafter, (i) offer, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize the Consideration Shares issued pursuant to Section 2.3 or Section 2.4, as the case may be (including without limitation any short sale, put option or call option), (ii) enter into any swap or any form of agreement or arrangement the consequence of which is to alter the economic exposure to the Consideration Shares issued pursuant to Section 2.3 or Section 2.4, as the case may be whether any such swap, agreement or arrangement is to be settled by delivery of Consideration Shares issued pursuant to Section 2.3 or Section 2.4, as the case may be, in cash or otherwise, or (iii) publicly announce an intention to do any of the foregoing.

2.9	Economic Equivalence of Consideration Shares

If at a particular time, prior to the date on which the First Development Milestone or the Second Development Milestone is met the Purchaser’s common shares cease to exist as shares of the Purchaser, or the control of the Purchaser is acquired by a Person that is dealing at arm’s length with the Purchaser within the meaning of the Tax Act, the Purchaser shall make arrangements with the Vendors to ensure that only shares of the Purchaser are issued to the Vendor as Consideration Shares such that the Vendors could rely on the tax election made in connection with the sale of the Purchased Shares hereunder. Such arrangement may take the form of issuing Purchaser’s shares entitling the Vendors to receive substantially the same economic entitlements the Vendors have hereunder in respect of the Second Tranche and/or Third Tranche, as applicable, if and when the First Development Milestone and/or Second Development Milestone, as applicable, are met. For greater certainty, such economic entitlements shall not include the right to receive listed securities in the event that control of the Purchaser has been acquired by a corporation whose shares are not publicly listed.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendors

Each of the Vendors represents and warrants, jointly and not solidarily, except as stated in Section 1.8, to and in favour of the Purchaser as set forth in Schedule 3.1 hereof and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and purchasing the Purchased Shares notwithstanding any investigation made at any time by or on behalf of the Purchaser.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Vendors as set forth in Schedule 3.2 hereof and acknowledges that the Vendors are relying upon such representations and warranties in entering into this Agreement notwithstanding any investigation made at any time by or on behalf of the Vendors.

3.3	Disclosure

Each item of information disclosed in any Schedule with respect to a specific Article or Section in this Agreement shall be deemed disclosed with respect to another Article or Section in this Agreement, as applicable, if it is reasonably apparent on its face that such item of information is responsive to the disclosure required by such other Article or Section in this Agreement.

3.4	Survival of Representations and Warranties

3.4.1	All representations and warranties made by the Vendors in this Agreement shall survive the Closing as follows:

(a)

the representations and warranties set forth in Sections 3.1.5 (Organization), 3.1.6 (Capitalization), 3.1.7 (Constating Records), 3.1.8 (Private Issuer Status), 3.1.9 (Capacity and No Violation) and 3.1.38 (No Broker) of Schedule 3.1 (collectively, the “Vendors’ Fundamental Representations”) and the representation and warranty set forth in Section 3.1.3 (Title to Purchased Shares) of Schedule 3.1 shall survive the Closing [REDACTED: Time Period];

(b)

the representations and warranties set forth in Section 3.1.30 of Schedule 3.1 with respect to Tax matters shall survive the Closing and continue for a period ending [REDACTED: Time Period] following the expiration of all prescription periods pursuant to applicable Laws, including all periods allowed for objecting to and appealing from the determination of any proceedings relating to any assessment or reassessment of the Corporation in respect of any taxation period to which such representations and warranties or indemnity extend, taking into account any waiver or similar document extending such period; and

(c)	all of the other representations and warranties of the Vendors in this Agreement shall survive the Closing and continue for a period of [REDACTED: Time Period] from the date hereof.

After such periods, the Vendors shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.4.2	All representations and warranties made by the Purchaser in this Agreement shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections 3.2.1 and 3.2.2 of Schedule 3.2 (the “Purchaser Fundamental Representations”) shall survive the Closing [REDACTED: Time Period]; and

(b)	all of the other representations and warranties of the Purchaser in this Agreement shall survive the Closing and continue for a period of [REDACTED: Time Period] from the date hereof.

After such periods, the Purchaser shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.4.3	The covenants, obligations and agreements of each Party contained in this Agreement shall survive the Closing and continue without time limit until performed.

3.4.4

Notwithstanding anything herein contained to the contrary, in the case of any breach by a Party of any representation or warranty involving fraud, intentional or gross fault, there shall be no time limitation on the right of the other Parties to bring any Claim in respect of such breach and to be indemnified in respect thereof.

3.5	Restrictive Covenants

3.5.1

Non-Competition. Each of BA, RB, MD and AL (collectively, the “Restricted Parties”) hereby agrees and undertakes in favour of each the Purchaser and the Corporation as well as their successors and assigns (collectively, the “Beneficiaries”) for [REDACTED: Time Period] following the date hereof (the “Restricted Period”) to refrain from, directly or indirectly, being employed by, performing services for, owning or having an interest in, managing, operating, participating with or assisting in any way in, any Person, or allowing their names to be used by a Person that, directly or indirectly, is engaged in the research and development of peptides and peptide-drug conjugates for the treatment of cancer through receptor-mediated chemotherapy (a “Competing Business”), anywhere in the Province of Québec; provided, however, that for the purposes of this Section 3.5, ownership of securities having no more than one percent (1%) of the outstanding voting power of any entity which is listed on any national securities exchange shall not be deemed to be in violation of this Section 3.5 as long as the Person owning such securities has no other connection or relationship with such entity.

3.5.2

Non-solicitation – Employees. As a separate and independent covenant, throughout the Restricted Period, each of the Restricted Parties hereby agrees and undertakes in favour of the Beneficiaries that it shall not, directly or indirectly, hire or solicit, or in any way entice any employee or consultant of the Corporation to leave his or her employment with, or otherwise amend or terminate the terms of its relationship with, the Corporation.

3.5.3

Acknowledgement of Restricted Parties. The Restricted Parties acknowledge that the covenants of the Restricted Parties set forth in this Section 3.5 are an essential element of this Agreement and that, but for the agreement of the Restricted Parties to comply with these covenants, the Purchaser would not have entered into this Agreement. The Restricted Parties further expressly acknowledge hereby that: (i) they fully understand the terms of this Section 3.5 and the restrictive and binding effect of such terms, and have each reviewed them with legal counsel and thereby addressed the reasonableness of the geographic region within which the non-competition covenant operates, the time period during which the restrictive covenants is to remain in effect and the scope of activities restricted hereby; (ii) the restrictive covenants contained in this Section 3.5 are both necessary and reasonable for the protection of the legitimate business interests of the Beneficiaries, and will not in themselves impair the reasonable livelihood or financial opportunity of any of the Restricted Parties, and (iii) the execution of this Section 3.5 reflects the desire and intent of the Parties that such provisions be upheld in their entirety and that the Beneficiaries have the full benefit of same.

3.5.4

Joint Tax Election. The Restricted Parties and the Purchaser hereby acknowledge and agree that no portion of the Purchase Price is allocated, considered or regarded as a consideration for the undertakings set forth at Sections 3.5.1. to 3.5.2. The Restricted Parties acknowledge and agree that the undertakings set forth at Sections 3.5.1 to 3.5.2 aim, amongst others, to maintain and protect the fair market value of the Purchased Shares and that it is intended by the Restricted Parties that subsections 56.4(5) and (7) of the Tax Act, and the similar provisions of the Taxation Act (Québec), apply with respect to the undertakings described in Sections 3.5.1 to 3.5.2. The Restricted Parties acknowledge that the Purchaser assumes no liability in favour of the Restricted Parties if subsections 56.4 (5) and (7) of the Tax Act or the similar provisions of the Taxation Act (Quebec) are not applicable to a Vendor.

3.5.5

Rollover. At the request of any particular Vendor, the Purchaser covenants and agrees to execute and deliver in a timely manner an election pursuant to subsection 85(1) of the Tax Act and under the comparable provisions of any applicable Canadian provincial or territorial income tax legislation in respect of the sale of the Purchased Shares contemplated by this Agreement at such elected amount requested by such particular Vendor (the “Elected Amount”), subject to the limitations set forth in the Tax Act and under comparable provisions of any applicable Canadian provincial or territorial income tax legislation. In connection with the foregoing:

(i) provided that two signed copies of the necessary election forms are delivered by the particular Vendor desiring to make such an election on or before 140 days after the Closing, duly completed with the details of the property transferred in respect of which the particular Vendor is making an election and the applicable Elected Amount for purposes of the election in respect of such property, subject to such election form complying with Law, the Purchaser agrees that such forms will be signed by an appropriate signing officer of the Purchaser and promptly returned to the particular Vendor for filing by the particular Vendor with the relevant governmental authorities;

(ii) the Purchaser will cooperate with the particular Vendor in connection with the preparation of the election forms and provide information that is relevant to the preparation of the election forms, including information pertaining to the Purchaser, the Consideration Shares, and the Purchased Shares;

(iii) each Vendor and the Purchaser further covenant and agree to file each of the elections referred to in this section 3.5.5, as described above, in time and form required by Law; and

(iv) each Vendor and the Purchaser will be responsible for paying their respective fees for the preparation of the election referred to in section 3.5.5.

3.6	Confidentiality and Non-Disclosure

The Vendors hereby agree and undertake that they shall not, at any time henceforth, directly or indirectly disclose to any Person, any Confidential Information relating to the Purchaser, the Corporation or the Business. The Vendors shall take all reasonable precautions to preserve the confidential, proprietary and secret nature of all Confidential Information which is disclosed to or otherwise in the possession of the Vendors in connection with the Purchaser, the Corporation or the Business. The Vendors’ obligations hereunder shall not apply to any Confidential Information which it can reasonably demonstrate through documentation that it has become generally known to the trade or the public, through no fault or action on their part, prior to or subsequent to the disclosure, or was required by law to be disclosed by court order or other lawful process. In this last situation, the Vendors will disclose Confidential Information only to the extent required to fulfill such purpose or legal requirement. In the event the Vendors become legally compelled to disclose any Confidential Information, they will promptly notify the Purchaser of such fact so that the Purchaser may seek an appropriate remedy to prevent such production, and request the person demanding such production to allow the Purchaser a reasonable period of time to seek such remedy.

3.7	Tax Filings

The Purchaser shall prepare or cause to be prepared, consistent with past practice except as required under applicable Law, and file or cause to be filed all Tax Returns in respect of any tax period that ends on or before the date hereof for the Corporation that are required to be filed after the date hereof. The Purchaser shall provide the Vendors with a draft of such Tax Returns [REDACTED: Time Period] prior to the filing due date of such Tax Returns with the appropriate Governmental Authorities. For [REDACTED: Time Period] after the receipt thereof, the Vendors shall have the right to review the draft of such Tax Returns provided to them by the Purchaser and make any comments that they deem appropriate. To the extent the Purchaser agrees with such comments, then the Tax Returns shall be filed on a basis that reflects such comments. To the extent the Purchaser does not agree with such comments, the Purchaser and the Founding Vendors shall then make reasonable efforts forthwith to resolve any such disagreements.

ARTICLE 4

CLOSING

4.1	Closing

The transactions contemplated herein shall be completed at 7:00 a.m. on February 25, 2019 at the Montreal offices of Fasken Martineau DuMoulin LLP, located at 800 Victoria Square, Suite 3700, Montreal, Province of Québec or any other location agreed upon in writing by the Purchaser and the Vendors.

4.2	Obligations of the Vendors and of the Corporation

At the Closing, the Vendors and the Corporation shall deliver or shall cause to be delivered to Purchaser the following documents (the “Closing Documents”):

(a)	a duly executed License Agreement;

(b)	a duly executed UQAM Lease Agreement;

(c)	a duly executed letter of intent with UQAM regarding the negotiation of a research contract agreement;

(d)	a duly executed RB Consulting Agreement;

(e)	a duly executed AL Employment Agreement;

(f)	a duly executed MD Employment Agreement;

(g)	a duly executed JCC Employment Agreement; and

(h)	the Closing Financial Statements.

4.3	Obligations of Purchaser

At the Closing, Purchaser shall deliver to the Vendors a letter from the TSX confirming that the Consideration Shares to be issued in payment of the Purchase Price shall have been conditionally approved for listing on the TSX.

4.4	Conditions to Closing Obligations of the Vendors and the Corporation

The obligation of each of the Vendors to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions precedent, each of which is for the exclusive benefit of each of the Vendors and the Corporation and may be waived, in whole or in part, at its option:

(a)	the Purchaser shall have delivered or caused to be delivered to the Vendors the document specified in Section 4.3 hereof; and

(b)	there shall not be in effect any Order, decree or judgment of any Governmental Authority which enjoins or prevents the trading of the common shares of the Purchaser on a recognized trading market.

In the event that the condition set forth in this Section is not fulfilled on or before the Closing and the Vendors do not waive such conditions pursuant to this Section 4.4, the Vendors may elect not to effect the Closing, and, if the Vendors so elects, no transaction shall have occurred between the Parties, in which event neither the Vendors, the Corporation nor the Purchaser shall have any further obligations hereunder nor any liability, recourses or penalty against one another.

4.5	Conditions to Closing Obligations of Purchaser

The obligation of Purchaser to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions precedent, each of which is for the exclusive benefit of Purchaser and may be waived, in whole or in part, at its option:

(a)	the Vendors and the Corporation shall have delivered or caused to be delivered to Purchaser the documents specified in Section 4.2 hereof;

(b)	the Purchased Shares duly endorsed for transfer to the Purchaser;

(c)	if the Closing Indebtedness exceeds the Maximum Closing Indebtedness:

(i)

payment to the Purchaser by wire transfer of immediately available funds to the account specified by the Purchaser to the Vendors no later than on the date of Closing of an amount exceeding the Closing Indebtedness; and

(ii)	a list of the Corporation’s creditors and each such creditor’s coordinates in order for the Purchaser to proceed with the payment of the Accounts Payable;

(d)	there shall not be issued any letter by any Governmental Authority rejecting the patent applications listed below and said patent applications shall be pending for prosecution:

(i)	“Peptide compounds and peptide conjugates for the treatment of cancer through receptor-mediated chemotherapy”;

(ii)	“Peptide compounds, conjugate compounds and uses thereof for treating inflammatory diseases” and

(iii)	“Methods and compounds for targeting sortilin receptors and inhibiting vasculogenic mimicry”.

In the event that one or more of the conditions set forth in this Section 4.5 is not fulfilled on or before the Closing and the Purchaser does not waive such conditions pursuant to this Section 4.5, the Purchaser may elect not to effect the Closing, and, if the Purchaser so elects, no transaction shall have occurred between the Parties, in which event neither the Purchaser, nor the Vendors and the Corporation shall have any further obligations hereunder nor any liability, recourses or penalty against one another; provided that if such condition is not fulfilled as a result of the failure by each of the Purchaser to execute the documents specified in Section 4.2, such termination shall not prejudice the Purchaser’s right to pursue its remedies at Law against the Founding Vendors with respect to such failure.

ARTICLE 5

INDEMNIFICATION

5.1	Indemnification by the Vendors

Liability. The Vendors shall, jointly and not solidarily, except with respect to the obligation set forth in Section 1.8, indemnify, defend and save harmless the Purchaser and each of the Purchaser’s Representatives (and after the Closing, the Corporation) from and against any and all Loss suffered or incurred by the Purchaser or the Corporation, as a direct or indirect result of, or arising in connection with, or related in any manner whatsoever to:

5.1.1	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Vendors in Schedule 3.1 to this Agreement;

5.1.2	any failure by the Vendors to observe or perform any covenant or obligation contained in this Agreement;

5.1.3	any Claim by any Tax Authority against the Corporation for Taxes, including any penalties or interest thereon, relating to periods (or portions thereof) ending on or before the date hereof;

5.1.4	any Claims against the Corporation in respect of any matter occurring prior to Closing, whether or not such Claim is disclosed herein; and

5.1.5

any liability or obligation of the Corporation existing or arising at any time prior to the Closing which is not disclosed in this Agreement, including any liability for Taxes, any violation of applicable Law, any violation, contravention or breach of any contract, undertaking or agreement to which the Corporation is a party or by which any of the assets of the Corporation may be bound, and any liability for services provided by the Corporation at any time prior to the Closing.

5.2	Indemnification by the Purchaser

Liability. The Purchaser shall indemnify, defend and save harmless the Vendors and each of the Vendors’ representatives from and against any and all Loss suffered or incurred by them, as a direct or indirect result of, or arising in connection with or related in any manner whatsoever to:

5.2.1	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Purchaser in Schedule 3.2 to this Agreement; or

5.2.2	any failure by the Purchaser to observe or perform any covenant or obligation contained in this Agreement.

5.3	Limitations on Indemnification.

5.3.1

The Vendors shall have no obligation to indemnify, defend or hold harmless the Purchaser and each of the Purchaser’s Representatives (and after the Closing, the Corporation) or make any payment for any Losses for a breach of a representation and warranty pursuant to Section 5.1.1 if the total of all Losses arising from such indemnification obligations with respect to any individual claim (or series of directly related claims) in respect of such breach is less than or equal to [REDACTED: Amount]; provided that, for greater certainty, if the total of all Losses arising from such indemnification obligations with respect to any such individual claim (or series of directly related claims) exceeds [REDACTED: Amount], then the indemnification obligations of the Vendors in connection with such claim (or series of directly related claims) shall apply to all Losses in respect of such claim (or series of directly related claims) from the first dollar of Losses.

5.3.2

The maximum liability of each Vendor for the payment of Losses pursuant to Section 5.1.1 shall not exceed [REDACTED: Amount] (which, for greater certainty, shall only include amounts and the value of the Consideration Shares actually received by such Vendor pursuant to this Agreement) and the liability of each Vendor for such Losses shall be in proportion to its Designated Percentage;

5.3.3

For purposes of determining whether the thresholds in Section 5.3.1 have been met, Losses in respect of claims by a Party for indemnification or otherwise which have not been asserted will be included and nothing will preclude or prevent such Party from making a claim for indemnification even if such claim was not asserted.

5.4	Exclusions to Limitations to Liability.

5.4.1	The monetary thresholds and limits set out in Section 5.3.1 will not apply to Losses with respect to:

(a)

any claims for indemnification pursuant to Section 5.1.1 if such claims relates to a breach of the Vendors Fundamental Representations and of Section 3.1.3 of Schedule 3.1; provided, however, that the maximum liability of the Vendors shall not exceed [REDACTED: Amount].

(b)	any claims for indemnification as a result of a breach of Section 3.5 by a Restricted Party;

(c)

any claims for indemnifications pursuant to Section 5.2.12 to Section 5.2.2 (but excluding any claim under Section 3.5 which is dealt with under Section 5.4.1 (b)), including the breach of a representation or warranty captured by Section 5.1.2 to Section 5.1.5; provided, however, that the Founding Vendors shall be liable for the payment of any Losses resulting from such claims.

5.5	Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than [REDACTED: Time Period] after the Indemnified Party becomes aware of acts, omissions or facts that may give rise to such Direct Claim. Such notice to the Indemnifier shall describe the Direct Claim in reasonable details and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifier shall then have a period of [REDACTED: Time Period] within which to respond in writing to such Direct Claim (the “Response Period”). If the Indemnifier does not so respond within the Response Period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party. If the Indemnifier agrees prior to the expiration of the Response Period as to the validity of the Direct Claim, the Indemnifier shall promptly pay to the Indemnified Party the amount of such Direct Claim forthwith upon such amount being quantified. If the Parties fail to agree as to the validity of the Direct Claim or its amount, any Party may exercise all remedies as may be available to such Party.

5.6	Notice of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt notice thereof, but in any event no later than [REDACTED: Time Period] after receipt of such notice of such Third Party Claim. Such notice to the Indemnifier shall describe the Third Party Claim in reasonable details and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.

5.7	Defence of Third Party Claims

5.7.1

Defence by Indemnifier. Subject to Section 5.7.2, the Indemnifier may participate in or, other than for a Third Party Claim for Tax, assume the defence of any Third Party Claim by giving notice to that effect to the Indemnified Party not later than [REDACTED: Time Period] after receiving notice of that Third Party Claim (the “Notice Period”) provided the Indemnifier concurrently (i) furnishes evidence to the Indemnified Party, and to its satisfaction, of its financial ability to indemnify the Indemnified Party and (ii) irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, such Third Party Claim. The Indemnifier’s right to do so shall be subject to the rights of any insurer or other party who has potential liability in respect of that Third Party Claim. The Indemnifier agrees to pay all of its own expenses in participating in or assuming such defence. The Indemnified Party shall cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and may participate in such defence assisted by counsel of its own choosing at the cost and expense of the Indemnifier, provided that the Indemnifier and its legal counsel shall lead the defence of such Third Party Claim. The Indemnifier shall not enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the Indemnified Party.

5.7.2

Defence by Indemnified Party. If the Indemnified Party has not received the notice, satisfactory evidence of financial ability and the acknowledgement, within the Notice Period that the Indemnifier has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnified Party with respect to such Third Party Claim. In addition, if at any time, the Indemnifier fails to take reasonable steps necessary to defend diligently a Third Party Claim, the Indemnified Party may, within [REDACTED: Time Period] after giving notice that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith. Furthermore, the Indemnifier may not assume and conduct the defence of any Third Party Claim if such Third Party Claim seeks any non-monetary relief; provided, further, that the Indemnified Party may elect to assume the defence or otherwise deal with any (or any part of) such Third Party Claim at the Indemnifier’s expense if (i) the Indemnified Party’s counsel advises that a conflict of interest exists or may arise in the event the Indemnifier elects to control or defend any Third Party Claim, (ii) the Claim relates to or arises in connection with any criminal proceeding, (iii) the Claim involves a dispute with a material supplier or customer of the Corporation; or (iv) the Indemnified Party’s counsel advises that the Claim would reasonably be expected to result in liability in excess of the maximum amount for which the Indemnifier is liable with regard to such Claim.

5.7.3

Seizure. The Purchaser and the Vendors shall cooperate in a good faith manner in respect of any purported, alleged or valid Third Party Claim that could result in a seizure of the Purchased Shares or any other assets of the Purchaser or of the Corporation after the date hereof and shall keep each other informed of the status and progress thereof. If for any reason the Purchased Shares or any other assets of the Purchaser or of the Corporation are the subject of a seizure after the date hereof due to an alleged, purported or valid Third Party Claim, the Purchaser shall immediately inform the Vendors in writing of such seizure and require that the Vendors lift and cancel the seizure as soon as practicable, and in no case later than [REDACTED: Time Period], from the receipt of such notice. The Purchaser and the Vendors shall cooperate in good faith in the defence of the seizure. Should the Vendors be unable to lift and cancel the seizure within the aforesaid time period (either by paying the Claim, posting an adequate bond or obtaining a judgment), the Purchaser shall be entitled to take such steps as it determines, in its sole discretion, are necessary to lift and cancel the seizure without prejudice to its right to make a Direct Claim against the Vendors for any Loss suffered or incurred by it in respect of the seizure and the lifting and cancellation of the seizure. The Purchaser shall advise the Vendors in writing of the steps it was required to take to lift and cancel the seizure. The Purchaser shall be entitled to assert a Claim against the Vendors by way of Direct Claim in order to recover any and all Losses incurred in respect of the seizure and the lifting and cancellation of the seizure, the whole in accordance with Section 5.3 hereof.

5.8	Defence of Third Party Claims for Taxes

Notwithstanding Section 5.7, before an Indemnifier can either (i) require that the Corporation defend a Claim from any Tax Authority relating to Taxes (a “Tax Claim”), or (ii) participate in or assume the defense of any such Tax Claim, the Indemnifier shall provide the Corporation with all funds that it is required to deposit or pay under any Law in order to defend against such Tax Claim or is required to pay notwithstanding the ongoing defense of the Tax Claim. The funds provided by the Indemnifier, which may represent, among other amounts and without limitation, all or part of the Tax Claim, shall be provided to the Corporation on an interest-free basis. If the Corporation does not receive sufficient funds within [REDACTED: Time Period] following the sending of a notice of a Tax Claim to entitle it to fulfill all legal prerequisites necessary to contest a Tax Claim or to pay the Tax Claim, the Corporation shall be entitled to settle the Tax Claim and the Indemnifier shall be required to indemnify the Corporation pursuant to the terms of this Agreement. To the extent that the required funds have been provided by the Indemnifier and the contestation of the Tax Claim has resulted in a final determination by the competent Governmental Authority or court rejecting the Tax Claim in its entirety, the Corporation shall release and pay the funds received from the Indemnifier back to the Indemnifier within [REDACTED: Time Period] following the receipt of the funds from the third party or the application of the funds to other Tax obligations of the Corporation. To the extent that the Tax Claim has been either wholly or partially upheld by the final determination of the competent Governmental Authority or the court, the Corporation shall release and pay back to the Indemnifier the amount, if any, by which the funds provided by the Indemnifier and that are described in this Section 5.8 exceed the amount that must be paid by the Corporation, pursuant to the final determination of the Tax Claim within [REDACTED: Time Period] following the receipt of the funds from the third party or the application of the funds to other Tax obligations of the Corporation. If the amount of funds that is reimbursed pursuant to the final determination of the Tax Claim to the Corporation includes an amount of interest, the Corporation shall pay to the Indemnifier within [REDACTED: Time Period] following the receipt of the funds from the third party or the application of the funds to other Tax obligations of the Corporation an amount equal to the interest received on the funds that were paid or deposited, less an amount equal to the amount, as determined by the Corporation, that the Corporation shall pay to any Governmental Authority as Taxes on the interest.

5.9	Assistance for Third Party Claims

The Indemnifier and the Indemnified Party shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”):

5.9.1	those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim; and

5.9.2	all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim.

Each of them shall otherwise cooperate with the Defending Party. The Indemnifier shall be responsible for all expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder.

5.10	Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 5 shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or otherwise sustained a Loss as a result of such failure.

5.11	Payment and Interest

All Losses shall bear interest at a rate per annum equal to [REDACTED: Interest Rate], calculated and payable monthly, both before and after judgement, from the date on which notice of Claim was given to the Indemnifier, to the date of payment by the Indemnifier to the Indemnified Party.

5.12	Calculation of Loss

For purposes of this Agreement, any inaccuracy in or breach of any representation or warranty and the calculation of the resulting Loss shall be determined without regard to any materiality or other similar qualification contained in or otherwise applicable to such representation or warranty.

5.13	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a Party to mitigate any Losses that it may suffer or incur by reason of the breach by the other Party of any representation, warranty or covenant of that other Party under this Agreement. If any Losses can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, a Party shall take all reasonable steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all reasonable efforts to mitigate any Losses then the Indemnifier shall not be required to indemnify any Indemnified Party to the extent of the Losses that could have been avoided if the Indemnified Party had made such efforts.

ARTICLE 6

GENERAL

6.1	Further Assurances

Each of the Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another Party may, either before or after the date hereof, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2	No Waiver

Failure of a Party to insist upon the strict performance of any term or condition of this Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

6.3	Cost and Expenses

Each of the Parties shall be responsible for and pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the consummation of the transactions contemplated herein, including the preparation, execution and delivery of this Agreement and the Closing Documents, and any other costs and expenses whatsoever and howsoever incurred in connection herewith and/or therewith. For greater certainty, the Vendors shall assume all costs and expenses incurred by the Corporation in connection with this Agreement and the consummation of the transactions provided herein.

6.4	Taxable Supply

If any payment under this Agreement constitutes the consideration for a taxable supply for GST, QST or any other applicable Law related to harmonized sales tax or goods and services tax or value-added tax or other similar tax, then, in addition to that payment, the Vendors shall pay any such GST, QST or any other such tax, subject to receiving a valid invoice including such tax.

6.5	Public Announcements

No Party shall issue any press release or otherwise make public statements or filings with respect to this Agreement or the Closing Documents, or the transactions contemplated herein or therein, without the consent of the other Parties (or, in the case of the Vendors, of the Founding Vendors) which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, each Party shall have the right to override such obligation in order to make any disclosure or filing required under applicable Laws, in which case the Party making any such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity for the other Parties to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

6.6	Successors, Assigns and Assignments

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of the amalgamation or statutory arrangement of any Party) and permitted assigns of the Parties. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, except that the Purchaser may, without the prior written consent of the other Parties, assign all or part of its rights and/or obligations under this Agreement to (i) an Affiliate of the Purchaser or (ii) to the subsequent purchaser of (a) the shares of the Corporation or (b) all or a substantially all of its assets or of the Business.

6.7	Entire Agreement

This Agreement and the Closing Documents constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the Parties with respect thereto including the letter of intent dated January 11, 2019. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

6.8	Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of any breach of any provision of this Agreement or any waiver or consent to depart from the requirements of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

6.9	Notices

6.9.1

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and will be given by personal delivery, by registered mail, by courier services or e-mail (followed by receipt by registered mail or courier services within two Business Days) or by facsimile addressed to each Party as set forth in Schedule 6.9 or to other coordinates that have been designated by notice by any recipient Party to the others, to such other coordinates.

6.9.2

Any demand, notice or other communication given by personal delivery or courier services shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third (3rd) Business Day following the deposit thereof in the mail and, if given by e-mail (followed by receipt by registered mail or courier services within two Business Days) or facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient on a Business Day and on the next Business Day if not given during such hours. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by e-mail (followed by receipt by registered mail or courier services within two Business Days).

6.10	Governing Law and Forum

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Quebec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Quebec and elect domicile in the City of Montréal with respect to any matter relating to the execution or construction of this Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction).

6.11	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

6.12	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of the Agreement bearing a signature on behalf of a Party shall be legal and binding on such Party.

6.13	Language

The Parties acknowledge that they have required that this Agreement and all related documents be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

(remainder of this page left blank intentionally)

(signature page to Share Purchase Agreement)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written hereinabove.

THERATECHNOLOGIES INC.	TRANSFERT PLUS, L.P., acting through its general partner, ALIGO INNOVATION, L.P., itself acting through its general partner, ALIGO CORPORATION INC.

(signed) Luc Tanguay	(signed) Anne Marie Larose
Luc Tanguay	Anne-Marie Larose
President and Chief Executive Officer

(signed) Philippe Dubuc
Philippe Dubuc
Senior Vice President and Chief Financial officer

ALIGO INNOVATION, L.P., acting through its general partner, ALIGO CORPORATION INC.	KATANA BIOPHARMA INC.

(signed) Anne-Marie Larose	(signed) Michel Demeule
Anne-Marie Larose

(signed) Borhane Annabi	(signed) Michel Demeule
BORHANE ANNABI	MICHEL DEMEULE

(signed) Richard Béliveau	(signed) Alain Larocque
RICHARD BÉLIVEAU	ALAIN LAROCQUE

(signed) Cyndia Charfi	(signed) Sophie Kozelko
CYNDIA CHARFI	SOPHIE KOZELKO

(signed) Jean-Christophe Currie
JEAN-CHRISTOPHE CURRIE

EXHIBIT A

DEFINITIONS

1.1	Definitions

1.1.1	“Accountants” means Demers Beaulne;

1.1.2

“Accounts Payable” means the trade accounts payable by the Corporation incurred on or before the Closing (including those for which invoices are received after the Closing) that remain unpaid at Closing but relate to products purchased or services performed prior to the Closing;

1.1.3

“Accounts Receivable” means all accounts receivable, trade accounts, notes receivable, book debts and other debts (other than cash on hand and deposit accounts held with banks and other financial institutions) of the Corporation due, accruing and payable to the Corporation which arise from services performed by the Corporation on or before the Closing;

1.1.4	“Adjusted Third Tranche” has the meaning ascribed thereto in Section 2.4.1;

1.1.5	“Affiliate” has the meaning ascribed thereto in the CBCA;

1.1.6	“Agreement” means this agreement, its recital, together with its Schedules and Exhibits and all amendments made hereto by written agreement between the Parties;

1.1.7	“AL” has the meaning ascribed thereto in the preamble;

1.1.8	“AL Employment Agreement” means the employment agreement to be entered into between AL and the Corporation as of the date hereof;

1.1.9

“ASPE” means, the Accounting Standards for Private Enterprises generally accepted in Canada from time to time and approved by the Chartered Professional Accountants of Canada, or any successor organization, in both cases, in effect as of a given date, and applied on a basis consistent with that of preceeding periods;

1.1.10	“BA” has the meaning ascribed thereto in the preamble;

1.1.11	“BA Consulting Agreement” means the consulting agreement to be entered into between BA and the Corporation as of the date hereof;

1.1.12	“Beneficiaries” has the meaning ascribed thereto in Section 3.5.1;

1.1.13

“Books and Records” means any books, records and accounts of the Corporation (originals, to the extent they exist, or, if originals do not exist, copies thereof) related to the Business and the Purchased Shares including, without limitation, databases, documents, forms, advertising material, brochures, books and records relating to the purchase of materials and supplies, the services performed or provided, dealings with customers, invoices, customer lists, mailing lists, suppliers lists, telephone numbers, financial records, personnel records (to the extent permitted by Law) and Taxes;

1.1.14	“Business” has the meaning ascribed thereto in the preamble hereof;

1.1.15	“Business Day” means any day on which Canadian chartered banks are generally open for business in Montreal (Québec), other than a Saturday or a Sunday;

1.1.16	“CC” has the meaning ascribed thereto in the preamble;

1.1.17	[Voluntarily Omitted.]

1.1.18	“CBCA” means the Canada Business Corporations Act, as now in effect;

1.1.19

“Claims” includes claims, notices, demands, requests, complaints, proceedings, actions, applications, arbitrations, suits, causes of action, appeals, audits, hearings, investigations, inquiries, assessments or reassessments (including claims, assessments and reassessments for Tax), charges, judgments, grievances, or hearings;

1.1.20

“Closing” means the completion on the date hereof of the sale to, and purchase by, the Purchaser of the Purchased Shares and the completion of all other transactions contemplated by this Agreement which are to occur concurrently with the purchase and sale of the Purchased Shares;

1.1.21	“Closing Documents” has the meaning ascribed thereto in Section 4.2;

1.1.22	“Closing Indebtedness” means the Indebtedness agreed upon between the Purchaser and the Founding Vendors at the Closing based on the Financial Statements;

1.1.23	“Competing Business” has the meaning ascribed thereto in Section 3.5.1;

1.1.24

“Confidential Information” means the whole or any portion of any knowledge, data or information relating to a Party, its assets, businesses, affairs, finances, operations and general activities, including but not limited to financial information and data current or proposed business and financing plans, budgets, markets, customers, suppliers, distributors and sub-contractor information as well as a Party’s technology, information, know-how, trade secrets and other similar Intellectual Property.

1.1.25	“Consideration Shares” has the meaning ascribed thereto in Section 2.3;

1.1.26

“Constating Records” means, in respect of any entity, the corporate and constating records of such entity, including (a) all articles, constituting and organizational documents and by-laws (including any partnership agreement, deed of trust or other); (b) all shareholders agreements affecting such entity, (c) all minutes of meetings and resolutions of shareholders and directors (and any committees); and (d) the share certificate books, securities register, register of transfers and register of directors;

1.1.27

“Contract” means any and all written or oral contracts and agreements (including quotations, orders and rebates), work in progress, leases, insurance policies, deeds, indentures, instruments, entitlements, warranties and warranty rights, commitments, indemnities, guarantees, undertakings and orders made by or to which the Corporation is a party or by which the Corporation is bound or under which the Corporation has, or will have, any rights or obligations and includes rights to use, franchises, license and sub-licences agreements and agreements for the purchase and sale of assets or shares;

1.1.28	“Corporation” has the meaning ascribed thereto in the preamble;

1.1.29	“Defending Party” has the meaning ascribed thereto in Section 5.9;

1.1.30	“Designated Percentage” for each Vendor means the percentage specified below opposite the name of such Vendor: [REDACTED: Percentage]

1.1.31	“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

1.1.32

“Encumbrances” means pledges, liens (statutory or otherwise), charges, security interests, leases, offers to lease, pledges, privileges, license agreements, title retention agreements, mortgages, hypothecs, trust deeds, trust or deemed trust (whether contractual, statutory or otherwise arising), assignments by way of security, security interests, conditional sales contracts or other title retention agreements, or other similar interests or instruments charging, or creating a security interest in, or against title, restrictions, development or similar agreements, easements, servitudes, rights-of-way (registered or unregistered), restrictive covenants, contamination notice, title defects, restrictions, executions, tax arrears, permissions, options or adverse claims, encroachments or burden or any other right or claim or encumbrances of any kind or character whatsoever or however arising, or any agreement to enter into or create any of the foregoing, on or affecting all or any part of any of the assets of a Person or any of its subsidiaries or any interest therein, or any direct or indirect interest in such Person or any of its subsidiaries, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, the filing of any financing statement, encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations and other similar liens, legal hypothecs and encumbrances;

1.1.33

“Financial Statements” means the unaudited financial statements of the Corporation prepared by the Accountants for the period beginning July 8, 2016 and ending October 31, 2016, for the period beginning November 1, 2016 and ending October 31, 2017, for the period beginning November 1, 2017 and ending October 31, 2018 and for the interim period beginning November 1, 2018 up to the date preceding the Closing date;

1.1.34

“First Development Milestone” means the initiation of a Phase I clinical study using a peptide discovered by the Corporation and targeting the sortilin receptor. The initiation of the Phase I clinical study shall occur on the date that the first patient is enrolled in such study.

1.1.35	“First Tranche” has the meaning ascribed thereto in Section 2.3.1;

1.1.36	“First Tranche Cash Portion” has the meaning ascribed thereto in Section 2.3.1;

1.1.37	“First Tranche Equity Portion” has the meaning ascribed thereto in Section 2.3.1;

1.1.38	“Founding Vendors” means each of TP, Aligo, RB, and BA;

1.1.39

“Governmental Authority” means any (i) multinational, federal, provincial, state, territorial, regional, municipal, local, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, agency board or bureau, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, administrative, expropriation or Tax Authority under or for the account of any of the foregoing, including any private body having received a mandate to perform public services, and (iv) any judiciary or quasi-judiciary tribunal, court or body;

1.1.40	“Governing Body” means, with respect to any Person, (i) the board of directors of such Person, and (ii) any Person or group of Persons exercising a similar authority;

1.1.41	“GST” means Taxes imposed under Part IX of the Excise Tax Act (Canada);

1.1.42	“JCC” has the meaning ascribed thereto in the preamble;

1.1.43	“Indebtedness” means, in relation to the Corporation, any liability, debt or other obligation, whether absolute, accrued, fixed, contingent or otherwise, including the following:

(a)

all indebtedness, obligations and liabilities of whatsoever nature and kind of the Corporation for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, whether or not matured) and including any short term portion of long term indebtedness and any shareholders’ loans or advances;

(b)

all indebtedness of the Corporation created or arising under any conditional sale, other title retention agreements with respect to acquired property or pursuant to deferred purchase price obligations;

(c)

all indebtedness, obligations and liabilities of whatsoever nature and kind of the Corporation resulting from any subsidy agreement, contribution agreement or similar agreement between the Corporation and any Governmental Authority;

(d)	all obligations guaranteeing or providing indemnification or insurance with respect to any indebtedness or other obligation of any Person;

(e)	all accrued interest relating to any indebtedness of the type referred to in any of the items of this definition; and

(f)

all prepayment penalties or break-up fees of any nature relating to any indebtedness of the type referred to in any of the items of this definition which is being repaid on or immediately after Closing;

1.1.44	“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

1.1.45	“Indemnified Party” means any Person entitled to indemnification under this Agreement;

1.1.46	“Indemnity Payment” means any amount of Loss required to be paid pursuant to Section 5.1 or 5.2 hereof;

1.1.47

“Intellectual Property” means any or all intellectual property rights, whether registered or not, including those rights arising out of or related to: (i) all domestic and foreign patents and applications therefore and all re-examinations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all trade-marks, trade names, service marks, service names, certification marks, brands, logos, trade dresses, domain names and social media identifiers, together with the goodwill associated therewith; (iii) all copyrights, data rights, integrated circuit topographies and protected plant varieties; (iv) all industrial designs, CAD designs and works protected by copyright including computer software, documentation, designs, schematics, specifications or records; (v) all inventions (whether or not patentable); and (vi) all proprietary and confidential business and technical information including technical data, trade secrets, ideas, formulae, algorithms, methods, techniques, processes, research and development and technology know-how, databases, data compilations and collections and technical data; including, in the case of each of clauses (i) through (v), inclusively, whether such rights are registered or not and, in the case of each of clauses (i) through (vi), exclusively, any and all registrations, applications, recordings, common-law rights and Contracts, all rights of privacy or moral rights, however denominated, throughout the world and in all media now known, and all rights to sue at law or in equity for any past infringement or other impairment of any and all of the foregoing, including the right to receive all proceeds and damages therefrom, where applicable at Law;

1.1.48

“Inventories” or “Inventory” means all inventories of the Corporation on the date hereof related to the Business including all finished goods, work in progress, raw materials, ingredients, packaging materials, production and shipping supplies, spare parts, maintenance items and advertising materials, in each case on hand, in transit, ordered but not delivered, warehoused or wherever situated whether or not on consignment;

1.1.49	“JCC Employment Agreement” means the employment agreement between JCC and the Corporation to be entered into as of the date hereof;

1.1.50	“Key Intellectual Property of the Corporation” has the meaning attributed to this term in Section 3.1.34 of Schedule 3.1;

1.1.51

“Knowledge” of any Person means the actual knowledge of such Person or any of its officers or managers after due and diligent inquiry with respect to the relevant matter. The due and diligent inquiry of any Person with respect to a matter includes (i) consulting Persons who in the normal scope of their duties ought to reasonably be expected to have knowledge of the matter with respect to which knowledge is asserted, and (ii) taking such other action, if reasonably necessary, to discover the facts with respect to which knowledge is asserted;

1.1.52

“Laws” means all laws (including common law, civil law and equity), statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published or unpublished policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or Permit of any Governmental Authority, self-regulatory authority or statutory body and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having or claiming to exercise legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.53	“Licence Agreement” means the license agreement between TP and the Corporation dated July 3, 2017, as amended and restated as of the date hereof;

1.1.54

“Loss” means any and all loss (including loss of profits and loss of value), liability, debt, Tax, damage, cost, expense, charge, fine, penalty or assessment, including the costs and expenses incurred in investigating, pursuing or settling a Claim and all interest, punitive or exemplary damages, fines, penalties and reasonable fees and expenses of attorneys and experts incurred in connection therewith;

1.1.55

“Material Adverse Change” means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences: (i) is or is reasonably likely to have a material and adverse effect upon any of the Business, operations, affairs, assets, liabilities, capitalization, results of operations, cash flows, condition, prospects, Permits, rights or privileges of the Corporation, or (ii) would reasonably be expected to materially impair or delay the ability of any of the Vendors or the Corporation to perform its obligations under this Agreement;

1.1.56	“Material Contract” means any:

(a)	Contract involving aggregate payments in any year to or by the Corporation of an amount or value in excess of $ 10,000;

(b)	Contract between the Corporation and any Related Party;

(c)	Contract not entered into in the Ordinary Course;

(d)

lease, rental or occupancy agreement, license, instalment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property;

(e)	Contract with respect to Intellectual Property (other than a license agreement for commercially available software sold through retailers);

(f)	Contract containing covenants that in any way restrict or purport to restrict the business activity of a Person to engage in any business or to compete with any Person;

(g)	power of attorney of the Corporation that is currently effective and outstanding;

(h)

warranty, guarantee, support, bond, indemnification, assumption or other similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person;

(i)	Contract which concerns any joint venture, partnership or other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Corporation;

(j)

Contract relating to or creating any trust indenture, mortgage, hypothec, promissory note, bond, loan agreement or other contract for the borrowing of money or otherwise evidencing any indebtedness of the Corporation;

(k)	Contract relating to any individual capital expenditure;

(l)	Contract containing liquidated damages or penalty provisions entered into in the Ordinary Course; or

(m)	Amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

1.1.57	[Voluntarily Omitted].

1.1.58	“MD” has the meaning ascribed thereto in the preamble;

1.1.59	“MD Employment Agreement” means the employment agreement between MD and the Corporation to be entered into as of the date hereof;

1.1.60	“Notice Period” has the meaning ascribed thereto in Section 5.7 hereof;

1.1.61	“Order” means any final and enforceable order or any judgment, injunction, decree, ruling, stipulation, award or writ of any court, tribunal, arbitrator or other Governmental Authority;

1.1.62

“Ordinary Course” means, when used in relation to the conduct of the Business, any action which is consistent in nature, scope and magnitude with the past practices of the Corporation and is taken in the ordinary course of the normal day-to-day operations of such Person;

1.1.63	“Parties” means the Vendors, the Purchaser and the Corporation, and “Party” means any one of them;

1.1.64

“Permits” means all permits, certificates, certificates of authorization, certificates of compliance, authorizations, consents, licenses, concessions, franchises, approvals of and registrations with any Governmental Authority or pursuant to any Laws used or held in connection with the Business;

1.1.65

“Person” includes any individual, trust, trustee, executor, administrator, legal personal representative, estate, firm, partnership, joint venture, venture capital fund, joint stock company, association, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.1.66	“[REDACTED: Definition of Interest Rate]”;

1.1.67	“Purchase Price” has the meaning ascribed thereto in Section 2.2 hereof;

1.1.68	“Purchased Shares” has the meaning ascribed thereto in Section 2.1;

1.1.69	“Purchaser” has the meaning ascribed thereto in the preamble hereof;

1.1.70	“Purchaser Fundamental Representations” has the meaning ascribed thereto in Section 3.4.2(a);

1.1.71	“QST” means Taxes imposed under an Act Respecting the Quebec Sales Tax;

1.1.72	“RB” has the meaning ascribed thereto in the preamble;

1.1.73	“RB Consulting Agreement” means the consulting agreement between RB and the Corporation to be entered into as of the date hereof;

1.1.74	“Real Properties” means immovable properties;

1.1.75

“Related Party” means (a) any Vendor, or (b) any Affiliate of any Vendor (c) any partner, shareholder, director, officer, trust, trustee or similar fiduciary, of any Vendor or the Corporation or any of their respective Affiliates, (d) any Person not acting at arm’s length (as defined in the Tax Act) with the Corporation or any Vendor, or (e) without limiting the foregoing, any family member (including siblings, parents, siblings-in-law, parents-in-law, son/daughter-in-law, spouse, niece, nephew, cousin, descendant or other family relation) of any Vendor;

1.1.76	“Representatives” means, with respect to any Person, the Affiliates, officers, directors, employees and agents of such Person;

1.1.77	“Response Period” has the meaning ascribed thereto in Section 5.3;

1.1.78	“Restricted Party” has the meaning ascribed thereto in Section 3.5.1

1.1.79	“Restricted Period” has the meaning ascribed thereto in Section 3.5.1;

1.1.80

“Second Development Milestone” means the results obtained from the Phase I clinical study showing the efficacy of the maximal tolerated dose and/or a reduction in toxicity of the peptide used in the Phase I clinical study which leads to the conclusion that additional clinical studies are justified to pursue the development of such peptide and after taking into account the costs and the risks associated with the further research and development of such peptide.

1.1.81	“Second Tranche” has the meaning ascribed thereto in Section 2.3.2;

1.1.82	“SK” has the meaning ascribed thereto in the preamble;

1.1.83

“SynergiQc Subsidy” means the subsidy aggregating up to $1,200,000 which may be granted by the CQDM and the Canadian Cancer Society to Université du Québec à Montréal based on an application filed by, or on behalf of, the Corporation and Université du Québec à Montréal with the CQDM and dated December 10, 2018 for a research project titled “Pre-Clinical Design of a Novel Targeted and Personalized Treatment Against Sortilin-Positive Triple Negative Breast Cancers”;

1.1.84

“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Governmental Authority pension plan premiums or contributions and for greater certainty, all contributions payable under any tax Laws;

1.1.85	“Tax Act” means the Income Tax Act (Canada);

1.1.86

“Tax Authority” means the Canada Revenue Agency, and any other national, state, local, provincial, territorial or other Governmental Authority responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

1.1.87	“Tax Claim” has the meaning ascribed in Section 5.8;

1.1.88

“Tax Returns” means any and all returns, reports, declarations, statements, informations, estimates, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Tax Authority or pursuant to any Law relating to Taxes or in fact filed with any Tax Authority, including all information returns, Claims for refund, amended returns, declarations of estimated Taxes, and requests for extensions of time to file any of the preceding items and all amendments, attachements or supplement thereto, whether in tangible or electronic form;

1.1.89	“Third Party Claim” means any Claim asserted against an Indemnified Party or the Corporation, that is paid or payable to, or claimed by, any Person who is not a Party or an Affiliate of a Party;

1.1.90

“Third Party Consents” means all consents, approvals, notices, orders, rulings, authorizations, acknowledgements, registrations, declarations, filings, submissions of information, waivers, sanctions, licenses, exemptions or permits necessary or otherwise required from any Governmental Authority or Person or pursuant to any Law in order to consummate the transactions contemplated by this Agreement or any Closing Document; a complete and accurate list of the Third Party Consents is set forth in Schedule 1.1.87;

1.1.91	“Third Tranche” has the meaning ascribed thereto in Section 2.3.3;

1.1.92

“Threatened” a Claim or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead to a prudent Person to conclude that such a Claim or matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

1.1.93	“TP” has the meaning ascribed thereto in the preamble;

1.1.94	“TSX” means The Toronto Stock Exchange;

1.1.95

“UQAM Lease Agreement” means the lease agreement to be entered into between l’Université du Québec à Montréal and the Corporation as of the date hereof providing, amongst other things, the Corporation with the right to conduct research and development works in the Université du Québec à Montréal’s laboratories and to use all of its tools to conduct such works;

1.1.96	“Vendors” means, collectively, TP, Aligo, RB, BA, MD, AL, JCC, CC, and SK and “Vendor” means any one of them;

1.1.97	“Vendors’ Fundamental Representations” has the meaning ascribed thereto in Section 3.4.1(a).

SCHEDULE 1.1.87

THIRD PARTY CONSENTS

[REDACTED: List of Names]

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF VENDORS AND THE CORPORATION

Representations of Vendors

3.1.1	Capacity and No Violation of Vendors

(a)

Each of TP and Aligo is a limited partnership that has been duly formed, under all applicable Laws, is validly subsisting and is in good standing under the Laws of its jurisdiction of formation. Each of TP and Aligo has full legal power and authority to own and lease its assets and carry on its business as currently owned and carried on. Each of TP and Aligo is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by each of them makes such registration, licensing or qualification necessary. No resolution has been passed providing for the dissolution or liquidation of TP and Aligo.

(b)

There has been no formal request for the dissolution or liquidation of TP and Aligo or for the appointment of a receiver or trustee or any similar person or entity to manage any of their respective affairs, nor has any petition been filed with any competent authority requesting the initiation of any restructuring or liquidation procedures with respect to TP and Aligo. Each of TP and Aligo has not been declared unable to meet its debts as they become due, and there is no valid basis currently existing upon which it could be reasonably expected that a third party require the dissolution or liquidation of TP and Aligo .

(c)

The Vendors have all necessary power, capacity and authority to execute and deliver this Agreement and each Closing Document to which they are a party and to perform their obligations hereunder and thereunder.

(d)

The execution of this Agreement and the execution of the Closing Documents by, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Governing Body of TP and Aligo.

(e)

This Agreement has been, and each of the Closing Documents to which any of the Vendors is a party have been, duly executed by such Vendors and this Agreement constitutes and each Closing Document to which any of the Vendors are a party will constitute a valid and binding obligation, enforceable against the Vendors in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(f)

The approval of this Agreement and each of the Closing Documents to which any of the Vendors is a party, the execution by the Vendors of this Agreement and of each of the Closing Documents to which any of the Vendors is a party and the performance by them of their obligations hereunder and thereunder and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)

a violation of, default under or breach of, or require any consent to be obtained under or give rise to any termination rights by a third party, payment obligation by such Vendor or rights of a third party the exercise of which would result in any breach or default under any provision of or the acceleration of any obligation under: (w) any Constating Records of TP and Aligo, (x) any Contract or Permit to which any of the Vendors is a party or by which any of the Vendors (or their respective Purchased Shares) is bound, or by which any of the Vendors is subject or are the beneficiary, (y) any shareholders’ agreement, or (z) any Laws, or

(ii)	the creation or imposition of any Encumbrance upon the Purchased Shares.

3.1.2

Approvals and Consents. No consent, approval, notice, Order, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or Permit is necessary or otherwise required to be obtained by any of the Vendors from any Governmental Authority or Person or pursuant to any Law in connection with the execution of this Agreement or any Closing Document to which any of the Vendors is a party or the consummation by the Vendors of the transactions contemplated hereby or thereby.

3.1.3

Title to Purchased Shares. The Vendors are the absolute beneficial owners of, and have, and will have at Closing, good and marketable title to all of the Purchased Shares, free and clear of all Encumbrances.

3.1.4	Residency. No Vendor is a “non-resident” of Canada within the meaning of the Tax Act.

Representations of the Corporation

3.1.5	Organization

(a)

The Corporation is validly organized and subsisting and is in good standing under the Laws of its jurisdiction of incorporation. The Corporation has full corporate power and corporate authority to own and lease its assets and carry on its businesses as currently owned and carried on. The Corporation is duly registered, licensed and qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by it makes such registration, licensing or qualification necessary. No resolution has been adopted providing for the dissolution or winding up of the Corporation. There has been no formal request for the winding up or the dissolution of the Corporation or for the appointment of a receiver or trustee or any similar person or entity to manage any of their affairs, nor has any petition been filed with any competent authority requesting the initiation of any restructuring or liquidation procedures with respect to the Corporation. The Corporation has not been declared unable to meet its debts as they fall due, and there is no valid basis currently existing upon which it could be reasonably expected that a third party could require the dissolution or winding up of the Corporation.

3.1.6	Capitalization

(a)

Schedule 3.1.6 contains a complete and accurate list of the Corporation’s: (i) legal name, trade names, jurisdiction of incorporation or formation, the jurisdiction in which it is authorized to do business, (ii) authorized as well as issued and outstanding share capital, securities or other ownership interests (together with the holders thereof), and (iii) directors and officers of the Corporation.

(b)

All of the outstanding share capital, securities and other ownership interests of the Corporation are set forth in Schedule 3.1.6 and all have been duly authorized, are validly issued, and fully paid and non-assessable, all such share capital, securities and, other ownership interests are owned directly or indirectly by the Vendors, free and clear of all Encumbrances.

(c)	There is no:

(i)	outstanding security held by any Person which is convertible or exchangeable into shares, securities or rights in the capital of the Corporation;

(ii)

outstanding subscription, option, warrant, call, pre-emptive right, commitment or agreement of any nature whatsoever, written or oral (other than this Agreement) obligating the Corporation to issue, sell, redeem, purchase or transfer shares or securities which in any way relate to the authorized or issued capital of the Corporation;

(iii)

agreement, commitment or understanding of any nature whatsoever, written or oral (other than this Agreement) which grants to any Person the right to purchase or otherwise acquire or have a Claim against issued and outstanding shares or securities of the Corporation;

(iv)	shareholders’ agreement, voting trust, voting agreement, pooling agreement or proxy with respect to any shares, securities or other ownership interests of the Corporation; or

(v)	partnership, trust, joint venture, association or similar jointly owned business undertaking of whatsoever nature involving the Corporation.

3.1.7

Constating Records. The Constating Records of the Corporation are complete and accurate in all material aspect, and are maintained in accordance with all applicable Laws and contain copies of all Constating Records and resolutions passed by the respective shareholders and directors of the Corporation since the date of its incorporation. Complete and accurate copies of the Constating Records of the Corporation which reflect all amendments made thereto have been made available to the Purchaser. The Corporation is not in default under, or in violation of, any provision of its Constating Records documents and by-laws.

3.1.8	Private Issuer Status. The Corporation is a “private issuer” within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions.

3.1.9	Capacity and No Violation

(a)

The Corporation has the necessary power, capacity and authority to enter into this Agreement and each Closing Document to which it is a party and to execute and perform each of its obligations hereunder and thereunder.

(b)

The execution and delivery of this Agreement and the execution and delivery of the Closing Documents to which the Corporation is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Governing Body of the Corporation.

(c)

This Agreement has been and each of the Closing Documents to which the Corporation is a party will have been duly executed and delivered by the Corporation and this Agreement constitutes, and each Closing Document to which the Corporation is a party will constitute, a valid and binding obligation, enforceable against the Corporation in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(d)

The approval of this Agreement and of each of the Closing Documents to which the Corporation is a party, the execution and delivery by the Corporation of this Agreement and of each of the Closing Documents to which it is a party and the performance by the Corporation of its obligations hereunder and thereunder and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)

a violation of, default under, or breach of, or require any consent to be obtained under, or give rise to, any termination rights by a third party (with or without the giving of notice or lapse of time, or both), a payment obligation by the Corporation or rights of a third party, the exercise of which would result in any breach or default under any provision of, or the acceleration of, any obligation under: (w) any Constating Records of the Corporation, (x) any Contract or Permit to which the Corporation is party or by which the Corporation (or its assets or securities) are bound, or by which the Corporation is subject or is the beneficiary, (y) any shareholders’ agreement binding upon the Corporation, or (z) any Laws;

(ii)

the creation or imposition of any Encumbrance upon the securities or the assets of the Corporation, or otherwise restrict, hinder, impair or limit the ability of the Corporation to carry on the Business as and where it is now being carried on or as and where it may be carried on in the future.

3.1.10

Approvals and Consents. No consent, approval, notice, Order, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or Permit is necessary or otherwise required to be obtained by the Corporation from any Governmental Authority or Person or pursuant to any Law in connection with the execution and delivery of this Agreement or any Closing Document to which the Corporation is a party or the consummation by the Corporation of the transactions contemplated hereby or thereby or the conduct by the Corporation of the Business following the Closing as conducted on the date hereof.

3.1.11

Compliance with Laws. The Corporation has complied in all material respects with and is not, and has at no time been, in any material violation of any applicable Laws or received any notice, written or oral, of any violation under, or non-compliance with, any applicable Law and, to the knowledge of the Vendors, there is no basis therefor. There is no investigation, request for information, or other proceeding by any Governmental Authority pending or Threatened against the Corporation. Without limiting the generality of the foregoing, all securities of the Corporation (including, without limitation, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws.

3.1.12

Absence of Questionable Payments. No director or officer of the Corporation or, to the Knowledge of the Founding Vendors, employee, agent, sales representative, distributor or other Person acting on behalf of the Corporation, has used the Corporation’s funds or made unlawful contributions, payments, gifts, entertainment or made unlawful expenditures relating to domestic or foreign government officials or others; no current or former director, officer, employee, agent, sales representative, distributor or other Person acting on behalf of the Corporation or any of the Vendors has accepted or received any unlawful contributions, payments, gifts, entertainment or expenditures; the Corporation has at all times complied in all material respects with and is in compliance with all applicable provisions of the Corruption of Foreign Public Officials Act and applicable Laws relating to prevention of corrupt practices in similar matters under the Criminal Code of Canada and any similar legislation in foreign jurisdictions.

3.1.13

Permits. All Permits that the Corporation is required to obtain that are related to the Business or the ownership or operation of its properties and assets have been obtained, are listed in Schedule 3.1.13, and are currently valid, in full force and effect and in good standing. Other than as set forth in Schedule 3.1.13, there is no Permit required to carry on the Business as presently carried on or as proposed to be carried on after the Closing. The Corporation has not violated the terms or conditions of any such Permits and there is no reason why any of the Permits should be suspended, cancelled, revoked or not renewed on the same terms.

3.1.14

Restrictions on Business Activities. There is no Contract or Order binding upon the Corporation that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Corporation, any acquisition of property by the Corporation or the conduct of the Business as currently conducted.

3.1.15	Absence of Certain Changes or Events. Except as set out on Schedule 3.1.15, since October 31, 2018, the Corporation has conducted its business only in the Ordinary Course and there has not occurred:

(a)	any Material Adverse Change or any damage, destruction or loss to the assets of the Corporation, whether covered by insurance or not;

(b)

any redemption, repurchase or other acquisition of shares or securities by the Corporation or any declaration of, payment of or agreement to pay any dividend, or the declaration or authorization of any other distribution of, on or in respect of any of its securities whether payable in cash, securities or otherwise;

(c)	any acquisition, lease, sale, Encumbrance or other disposition of property or assets other than in the Ordinary Course;

(d)

any failure to pay or otherwise satisfy any Accounts Payable, liabilities or obligations when due and payable, or any alteration of the practices and policies relating to the payment and collection of Accounts Payable and/or Accounts Receivable;

(e)

(i) any incurrence, creation, assumption or guarantee by the Corporation of any debt for borrowed money or of any Encumbrance on any asset, (ii) any issuance or sale of any securities convertible into or exchangeable for debt securities of the Corporation, or (iii) any issuance or sale of options or other rights to acquire from the Corporation debt securities or any securities convertible into or exchangeable for any such debt securities;

(f)	any entering into, amendment, or relinquishment, termination or non-renewal by the Corporation of any Material Contract;

(g)	any waiver or cancellation of any Claim, Account Receivable, or right;

(h)	any loss of any supplier nor has the Corporation received information to the effect that it will lose any supplier;

(i)	any change in the accounting methods;

(j)	any writing up or writing down of any of its assets;

(k)

any Contract to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement or any Closing Document untrue, misleading or incorrect as of the date when made; or

(l)	any agreement or commitment to do any of the foregoing.

3.1.16	Contracts

(a)

Schedule 3.1.16 sets forth a list of all of the Contracts entered into by the Corporation that are in full force and effect as of the date hereof. Complete and accurate copies of the Contracts have been delivered to the Purchaser.

(b)

Each Contract is a legal, valid and binding obligation of each Person who is a party thereto, enforceable by or against each such Person in accordance with its terms, and is in full force and effect, and (subject to meeting or obtaining all Third Party Consents) will be in full force and effect on identical terms immediately following the Closing, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(c)

All obligations of the Corporation under each of the Contracts have been performed, and there are no defaults, events of default or violations (or which with or without notice, lapse of time or both, could reasonably be expected to, individually or in the aggregate, result in a default, event of default or violation) under any of the Contracts on the part of the Corporation or on the part of the other party (or parties) to such Contract.

(d)	No notice of termination of a Contract has been received or served by the Corporation and there are no grounds for termination, resiliation, rescission, avoidance or repudiation of any such Contract.

3.1.17

Major Suppliers. Schedule 3.1.17 contains a complete and accurate list, as of the date hereof, of the ten (10) most important suppliers of goods and services to the Corporation. The relationships of the Corporation with such customers and suppliers are good commercial working relationships. No such supplier notified the Corporation of its intention to change its relationship or the terms upon which it conducts business with it (including, in the case of suppliers, the payment and credit terms extended to the Corporation and, to the Knowledge of the Vendors, there is no basis for such change. The Corporation has no reason to believe that any such supplier would change the terms upon which it conducts business with the Corporation (including the payment and credit terms extended to them or the non-renewal or cancellation of any Contract set to expire) as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

3.1.18	Customers. The Corporation has never had any customer and does not have any as at the date hereof.

3.1.19

Financial Statements. The Financial Statements have been prepared in accordance with ASPE. Such Financial Statements present in all material respects the financial condition, results of operations and cash flows of the Corporation as of the date and for the periods presented therein. None of the Financial Statements contain any untrue statement of a fact or omit to state a fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered thereby, that would have a Material Adverse Change on the Corporation.

3.1.20

Absence of Undisclosed Liabilities. The Corporation has no obligations or liabilities of any nature, whether direct or indirect, accrued or unaccrued, asserted or unasserted, fixed or contingent, liquidated or unliquidated, mature or inchoate, due or to become due, known or unknown other than those set forth and adequately provided for or reserved against in the most recent balance sheet included in the Financial Statements.

3.1.21

Capital Expenditures. Since October 31, 2018, the Corporation has made capital expenditures only in the Ordinary Course and to the extent reasonably necessary to operate and maintain the Business and has not delayed or cancelled any previously scheduled capital expenditures.

3.1.22

Grants and Subsidies. Except as disclosed in Schedule 3.1.22, the Corporation has not applied for or received any grant, subsidy, payment or allowance from any Governmental Authority, or has any present indebtedness, obligation or liability of whatsoever nature and kind resulting from any subsidy agreement, contribution agreement or similar agreement between the Corporation and any Governmental Authority.

3.1.23

Bank Accounts and Related Powers of Attorney. Schedule 3.1.23 sets forth (i) the name of each Person with whom the Corporation maintains a bank account or safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto; and (ii) the name of each Person holding a general or special power of attorney from the Corporation for banking purposes and a summary of the terms thereof.

3.1.24

Accounts Receivable. The Accounts Receivable of the Corporation have arisen only from bona fide transactions in the Ordinary Course. There is no fact or circumstance generally (other than general economic conditions) which could result in any increase in the non-collectability of the Accounts Receivable as a class in excess of the reserves therefore (if any) set forth in the Financial Statements. All Accounts Receivable are fully and validly due and owing to the Corporation and are good and fully collectible within 180 days of the date of their issuance, subject to the reserve for bad debts recorded in the Books and Records. The Accounts Receivable constitute only valid, undisputed claims of the Corporation not subject to valid claims of setoff or other defences or counterclaims other than normal cash discounts accrued in the Ordinary Course.

3.1.25	Inventories. The Corporation does not maintain any Inventory.

3.1.26	Asset. The Corporation’s only assets consist of the Licence Agreement, the Accounts Receivable and the Intellectual Property.

3.1.27	Title to Assets.

(a)

The Corporation is the legal and beneficial owner of, and has good and marketable title to, or an enforceable interest in or right to use, all the assets used by the Corporation free and clear of all Encumbrances.

(b)

The Corporation owns and is in possession of each of the assets shown or reflected on the Financial Statements or otherwise on the books of the Corporation (except only those assets which have been disposed of in the Ordinary Course since the dates thereof) and all other assets acquired since the dates thereof with good and marketable title, free and clear of all Encumbrances. The Corporation has not received in respect of its assets or any of them any notice of conflict with the asserted rights of any other Person.

3.1.28

Books and Records. Except as disclosed on Schedule 3.1.28, the Books and Records of the Corporation (i) have been maintained in accordance with applicable Laws and good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Corporation, and (iii) accurately and fairly reflect the basis for the Financial Statements.

3.1.29

Litigation. There is no Claim, Order or investigation pending or, to the Knowledge of the Vendors, Threatened against the Corporation or affecting any of the Purchased Shares or any Permits, assets or business practices of the Corporation before any Governmental Authority, nor are the Vendors aware of any facts which should, or could, form the basis of any such Claim, Order, or investigation.

3.1.30	Tax Matters

(a)

Except in the case of the Tax Returns listed in Schedule 3.1.30, the Corporation has duly and timely made or prepared or caused to be made or prepared and filed all Tax Returns required to be filed by it prior to the date hereof with the appropriate Governmental Authorities and has duly, completely and correctly reported to such appropriate Governmental Authorities all income and all other amounts and information required to be reported thereon and all such Tax Returns continue to be true, correct and complete in all material respects. The Tax Returns listed in Schedule 3.1.30 comply with this representation in all respects other than the fact that they have not been filed on a timely basis.

(b)

The Corporation has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Authority and there are no Taxes that would be due if asserted by any Governmental Authority. The Corporation has established reserves that are reflected on its Books and Records and on the Financial Statements that are adequate for the payment by the Corporation of all Taxes that are not yet due and payable and that relate to periods ending on or prior to the date hereof or after the date hereof, but only, in this latter situation, for such period up to the date hereof, and such reserves are, and shall be, at least equal to its liability for Taxes. Except to the extent provided for in the Financial Statements, the Corporation is not liable for any Tax at the date hereof, no deficiencies for any Taxes have been asserted in writing or assessed against the Corporation which remain unpaid, except for deficiencies which are being contested in good faith and for which adequate provision has been made in the Financial Statements.

(c)

With respect to any period for which Tax Returns are not yet required to be filed or for which Taxes are not yet due and payable, the Corporation has only incurred liabilities for Taxes in the Ordinary Course.

(d)

the Corporation is not required to include in income for a period ending on or after the date hereof (i) items in respect of any change in accounting principles or (ii) any instalment sale gain, where the inclusion in income would result in a Tax liability in excess of the reserves therefore and the Corporation has not claimed, and the Corporation will not claim, any amount as reserve under any one or more of subparagraph 40(1)(a)(iii), paragraph 20(1)(m) or 20(1)(n) of the Tax Act if any such amount could be included in the income of the Corporation for a period ending on or after the date hereof.

(e)

The Corporation has not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Corporation is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Corporation is or may be liable; (iii) the Corporation is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authorities may assess or collect Taxes for which the Corporation is or may be liable.

(f)

There are no reassessments of Taxes that have been issued and are outstanding. To the Knowledge of the Vendors, there are no Claims now pending or Threatened against the Corporation in respect of any Tax Return or of any Taxes and there are no matters under discussion, audit, objection or appeal with any Governmental Authorities relating to Taxes. More specifically, but without limiting the generality of the foregoing, to the Knowledge of the Vendors, no Tax Authority is now asserting or Threatening to assert against the Corporation any deficiency or Claim for additional Taxes and there are no such deficiencies or potential Claims for additional Taxes and there are no requests for information currently outstanding that could affect the Taxes of the Corporation.

(g)

The Corporation has duly and timely withheld from any amount paid or credited, or deemed paid or credited, by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authorities. The Corporation has remitted all Quebec Pension Plan contributions, Canada Pension Plan contributions, unemployment insurance premiums, employer health Taxes and other Taxes payable by in respect of its Employees and have remitted such amounts to the proper Governmental Authorities within the time required by applicable Laws.

(h)

For all transactions between the Corporation and any non-resident Person with whom the Corporation was not dealing at arm’s length during a taxation year ending on or before the date hereof, the Corporation has respected the contemporaneous documentation requirements imposed by Law and made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(i)

The Corporation is not registered under the Excise Tax Act (Canada) with respect to the GST, under the Act Respecting the Quebec Sales Tax Act (Quebec) with respect to QST and under any similar provincial or other jurisdictions’ valued-added or sales tax Law.

(j)

There are no circumstances existing which could result in the application to the Corporation of either Section 160 of the Tax Act or Section 325 of the Excise Tax Act (Canada) or any equivalent section in any other Laws relating to Taxes.

(k)	There has never been an acquisition of control nor change of control of the Corporation for the purposes of the Tax Act.

(l)	None of Sections 78, 79 or 80 to 80.04 of the Tax Act has applied to the Corporation.

(m)	Prior to the date hereof, the Corporation has at all times qualified as “Canadian-controlled private corporations” within the meaning of the Tax Act.

(n)

The representations and warranties in this Section 3.1.30 which refer to the Tax Act or any provision thereof are true and correct with respect to the same or equivalent provisions, if any, of the Taxation Act (Quebec) or any other provincial or other jurisdiction’s Laws relating to Taxes.

(o)

The Corporation has no obligation, and has never had any obligation, to file on or prior to the date hereof any Tax Return required to be made, prepared or filed under the applicable Law of any jurisdiction other than Canada in respect of any Taxes and the Corporation has no outstanding liability on account of any failure to comply with any such obligation;

3.1.31

Related Party Transactions. Schedule 3.1.31 sets forth a complete and accurate list (including the name of the parties) of all Contracts between the Corporation and any Related Party. Originals of complete and accurate copies (or a detailed summary in the case of any oral agreement) of each such Contract (and, where no originals are available to the Corporation, copies of such Contracts) were delivered to the Purchaser.

3.1.32	Employee Matters. The Corporation has never had and does not currently have any employee.

3.1.33

Workers’ Compensation. There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “Assessments”) or any other communications related thereto which the Corporation has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on. There are no facts or circumstances which may result in an increase in liability to the Corporation from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Closing. Data protection. The Corporation has fully complied with the requirements of all applicable Laws concerning rights in respect of privacy and personal data.

3.1.34	Real Property Leases and Real Properties. The Corporation has never owned and does not currently own any Real Property and it is not a party to any agreement to lease any Real Property.

3.1.35	Intellectual Property Rights.

(a)

Schedule 3.1.35 contains a complete and accurate list of (i) all registered Intellectual Property of the Corporation; (ii) all pending applications for Intellectual Property; (iii) all domain names and social media identifiers that are owned in connection with the business of the Corporation; (iv) all trade-marks and trade names used and owned by the Corporation that have not been registered or applied for (indicating for each trade-mark or trade name the relevant products, services and activities), (v) any other Intellectual Property owned or controlled by agreement or otherwise, by the Corporation that is necessary and important for its activities, products and services as they stand at the date of Closing (hereinafter collectively the “Key Intellectual Property of the Corporation”). The Corporation is the exclusive owner or licensee of each item of Key Intellectual Property of the Corporation, free and clear of all Encumbrances. Complete and accurate copies of all the aforesaid registrations and applications, in each case as amended or otherwise modified and in effect, have been delivered to the Purchaser.

(b)

Each item of registered or applied for Intellectual Property listed in Schedule 44 (i) is validly existing, subsisting and in full force and effect, is not subject to cancellation for failure to use or unauthorized use by third parties, (ii) was validly registered or issued or, in the case of an application, was applied for in compliance with applicable legislation, (iii) was renewed or extended to the full extent permitted by applicable law, (iv) will be valid, subsisting and in full force and effect on identical terms immediately following Closing, and (v) is not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days following the Closing. Nothing has been done or not been done as a result of which any Intellectual Property has ceased or might cease to be valid, subsisting and in full force and effect.

(c)

There are no, and, to the Knowledge of the Vendors, there is no basis for, any Claims of adverse ownership, invalidity, absence of a right to register or apply for or other opposition to or conflict with any of the Intellectual Property of the Corporation.

(d)

To the Knowledge of the Vendors no third party (i) infringes, nor has infringed, any Intellectual Property of the Corporation or (ii) is committing, nor has committed since July 7, 2016, any misappropriation, passing off or actionable illegal acts in connection with the Intellectual Property of the Corporation.

(e)

To the Knowledge of the Vendors, the activities of the Corporation: (i) have not infringed, do not infringe and are not likely to infringe the Intellectual Property of any third party; (ii) have not constituted, do not constitute and are not likely to constitute any breach of confidence, passing off or actionable act of unfair competition or other illegal acts in connection with the Intellectual Property of a third party; and (iii) have not given and do not give rise to any obligation to pay any royalty, fee, compensation or any other sum whatsoever in connection with the Intellectual Property of a third party, except with respect to the License Agreement.

(f)

Except as indicated in Schedule 3.1.34, (i) no other Person has the right to use any Intellectual Property owned by the Corporation, with respect to the License Agreement and (ii) the Corporation has not granted any license or other rights to any other Person with respect to its Intellectual Property. Complete and accurate copies of all agreements (in paper or electronic form) whereby any rights in any such Intellectual Property have been granted or licensed by or to the Corporation or by any other Person have been provided to the Purchaser.

(g)

The Corporation has taken all commercially reasonable steps (including measures to protect secrecy and confidentiality) to protect its right, title and interest in its Intellectual Property, including, without limitation, by registering Intellectual Property, by contractual means, by physical means and by electronic means. All independent contractors to the Corporation who have had access to confidential or proprietary information relating to the Corporation have a legal obligation of confidentiality to the Corporation with respect to such information. There has been no unauthorized disclosure of such Intellectual Property made in a manner that would prevent the Corporation or a successor in interest from obtaining a right in respect of any such Intellectual Property that would otherwise be susceptible to obtain.

(h)

All of the Intellectual Property developed by the Corporation or on its behalf is and has been developed by independent contractors of the Corporation during the time they were employed or engaged by the Corporation, in each case without violation or contravention of any rights of any former customer. Subject to and in compliance with applicable Laws, each independent contractor of the Corporation has assigned to the Corporation all Intellectual Property conceived or reduced to practice during the course of such independent contractor’s engagement with the Corporation and has waived (or has obtained the waiver of) all non-assignable rights (including moral rights) therein. The Corporation has in its possession all tools, specifications and documentation required in order to market the Intellectual Property developed by the Corporation or on its behalf. Subject to and in compliance with applicable Laws, no current or former officer, director, or independent contractor of the Corporation owns or has claimed an interest in any of the Intellectual Property of the Corporation, nor has any right to a royalty or other consideration.

(i)

Except as set out in Schedule 3.1.35, no Governmental Authority has funded or contributed to the development of Intellectual Property of the Corporation so as to grant this authority or institution a right of ownership or a property interest in this Intellectual Property or a right to control, limit or require any payment in connection with the exercise of the activities of the Corporation or the assignment of the Intellectual Property of the Corporation.

3.1.36

Computer Systems and Software. The computer systems and software of the Corporation or made available to the Corporation by means of cloud computing, including servers, personal computers and special purpose systems, websites, databases, telecommunications equipment and facilities and other information technology systems, are fully operational, are adequate for the current needs of the Corporation, and the Corporation may access at no cost at all times the documentation required for their operation, such documentation describing, among other things, the operation and maintenance of all hardware, software, operating systems, applications and utilities. The documentation matches the implementation of the hardware and software in use as of the date hereof. The Corporation has obtained and has held at all times all necessary rights from third parties to enable it to make use of the computer system and software.

3.1.37	Insurance. The Corporation does not maintain insurance policy of any type.

3.1.38	No Broker. Neither the Vendors nor the Corporation has any liability of any kind to any broker, intermediary, agent or any similar Person for or on account of the transactions contemplated herein.

3.1.39

Material Facts Disclosed. No representation or warranty in this Agreement or in any Closing Document contains any untrue statement of a material fact and the representations and warranties contained in this Agreement and in any Closing Document do not omit to state any material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of the Purchased Shares seeking full information as to the Purchased Shares, the Corporation, the Business and their assets. Without limiting the foregoing, the Vendors are not aware of any change, event or occurrence that has taken place or is pending that causes, or in the future could cause, a Material Adverse Change, or which could materially increase the costs incurred in operating the Business subsequent to the date hereof (including any pending or present change in any applicable Law or other requirement, including the obtaining or maintenance of Permits or approvals).

SCHEDULE 3.1.6

CAPITALIZATION

(I)	legal name, trade names, jurisdiction of incorporation or formation, the jurisdiction in which it is authorized to do business:
–	Legal name: Katana Biopharma Inc.;
–	Trade names: No trade name registered with the Registraire des Entreprises du Québec;
–	Jurisdiction of incorporation: Canada (Canada Business Corporations Act);
–	Jurisdiction in which it is authorized to do business: The Corporation is only registered in Québec.

(II)	[REDACTED: Names of shareholders and Shareholdings]

(III)	[REDACTED: List of Directors and Officers]

SCHEDULE 3.1.13

PERMITS

[REDACTED: List of Permits]

SCHEDULE 3.1.15

ABSENCE OF CERTAIN CHANGES OR EVENTS

[REDACTED: List of Changes and Events]

SCHEDULE 3.1.16

CONTRACTS

[REDACTED: List of Contracting Parties and Contracts]

SCHEDULE 3.1.17

MAJOR SUPPLIERS

[REDACTED: List of Major Suppliers]

SCHEDULE 3.1.22

GRANTS AND SUBSIDIES

[REDACTED: List of Grants and Subsidies]

SCHEDULE 3.1.23

BANK ACCOUNTS AND RELATED POWER OF ATTORNEY

[REDACTED: List of Bank Accounts]

SCHEDULE 3.1.28

BOOKS AND RECORDS

[REDACTED: Books and Records]

SCHEDULE 3.1.30

TAX MATTERS

[REDACTED: Information about Tax Filings]

SCHEDULE 3.1.31

RELATED PARTY TRANSACTIONS

[REDACTED: List of Related Party Transactions]

SCHEDULE 3.1.35

INTELLECTUAL PROPERTY RIGHTS

[REDACTED: List of Patents and Domain Names]

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Representations in respect of the Purchaser

3.2.1	Organization

(a)

The Purchaser has been duly incorporated, organized and is validly subsisting and in good standing under the Laws of its jurisdiction of incorporation. The Purchaser has full corporate power and corporate authority to own and lease its properties and carry on its businesses as currently owned and carried on.

3.2.2	Authority and No Violation

(a)

The Purchaser has all necessary power, capacity and authority to execute this Agreement and to perform its obligations hereunder and thereunder. The execution of this Agreement by the Purchaser and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Governing Body of the Purchaser.

(b)

The approval of this Agreement, the execution by the Purchaser of this Agreement and the performance by the Purchaser of its obligations hereunder and the completion of the transactions contemplated herein, will not result in a violation of, default under, or breach of, or require any consent to be obtained under, or give rise to, any termination rights by a third party (with or without the giving of notice or lapse of time or both), payment obligation or rights of a third party under any provision of, or the acceleration of any obligation under:

(i)	its Constating Records, or

(ii)	any Laws.

3.2.3

Approvals and Consents. No consent, approval, notice, Order, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, or Permit is required to be obtained by the Purchaser from any Governmental Authority or Person or pursuant to any Law in connection with the execution and delivery of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby.

3.2.4	Taxable Canadian Corporation Status of the Purchaser. The Purchaser is a “taxable Canadian corporation” within the meaning of the Tax Act.

SCHEDULE 6.9

ADDRESSES FOR NOTICES

[REDACTED: List of Names and Addresses]